UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-16445

ROCKWELL COLLINS, INC.

(Exact name of registrant as specified in its charter)

400 Collins Road NE

Cedar Rapids, Iowa 52498

(319) 295-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share

1.950% Notes due 2019

5.25% Notes due 2019

3.100% Notes due 2021

2.800% Notes due 2022

3.700% Notes due 2023

3.200% Notes due 2024

3.500% Notes due 2027

4.800% Notes due 2043

4.350% Notes due 2047

Preferred Stock, without par value

Debt Securities

Warrants to Purchase Common Stock

Warrants to Purchase Preferred Stock

Warrants to Purchase Debt Securities

Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $.01 per share: 1

1.950% Notes due 2019: 57

5.25% Notes due 2019: 54

3.100% Notes due 2021: 46

2.800% Notes due 2022: 67

3.700% Notes due 2023: 48

3.200% Notes due 2024: 76

3.500% Notes due 2027: 61

4.800% Notes due 2043: 25

4.350% Notes due 2047: 39

Preferred Stock, without par value, Debt Securities, Warrants to Purchase Common Stock, Warrants to Purchase Preferred Stock, Warrants to Purchase Debt Securities and Preferred Share Purchase Rights: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Rockwell Collins, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 7, 2018	By:	/s/ Patrick E. Allen
	Name:	Patrick E. Allen
	Title:	Vice President, Chief Financial Officer & Treasurer